Exhibit 99.1

Hello Everyone,

My name is Justin from the Product Team here at Masterworks.

We are pleased to present xSxexlxfx xPxoxrxtxrxaxixtx, 2017, by the highly sought after Romanian artist, Adrian Ghenie.

Ghenie was born in 1977 and grew up under the Ceaușescu regime – an era defined by unrest and physical threat. Tension features prominently across his paintings. Faceless characters and narrative urgency loom large. Varying degrees of abstraction, and frequent reference to visual, political and social history further enrich this work. This 2017 painting is from an important and recurring series, “Self portraits.” In some instances, the artist will merge himself with third party characters, sometimes recognizable figures such as Vincent Van Gogh or Charles Darwin. This offering is one of his more fiercely abstract works, Ghenie is focused on himself and his inner psyche.

So why do we like this painting? Three reasons:

One: Works similar to this offering have appreciated at an annualized rate of 23.2%.

Two: Auction records for artworks similar in scale, style, and quality include Self-Portrait in 1945 (2015), which sold for $1.4 million at Sotheby’s Hong Kong on April 19, 2021, The Lidless Eye (2017), which sold for $1.3, at Christie’s New York on November 13, 2019, and Self Portrait (2016), which sold for $1.2 million at Christie’s Hong Kong on May 24, 2021. All of which are included the offering’s History of Selected Similar Sales analysis.

And Three: Ghenie’s market continues to show high upside potential. In fact, in 2022, Ghenie had the highest transaction volume for all artists aged 45 and under worldwide.

So thank you for joining us, and we look forward to introducing you to this exquisite work by Adrian Ghenie.